SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Conversion of Overseas Depositary Receipts (DRs) into Underlying Shares

1.	Changes since the last disclosure date of August 2, 2005 regarding the surrender of DRs and withdrawal of the Underlying Shares: 3,665,020

A.	The total number of the issued Underlying Shares: 357,815,700

B.	Ratio of the total number of shares withdrawn upon surrender of DRs from August 3, 2005 to August 23, 2005 to the total number of the issued Underlying Shares: 1.02%

2.	Remarks

A.	The above changes reflect the total number of Underlying Shares withdrawn upon the surrender of DRs from August 3, 2005 to August 23, 2005.

B.	Two shares of ADRs (American Depositary Receipts) are equal to one share of Underlying Shares.

C.	Holders can deposit Underlying Shares to receive DRs (within the limit of maximum outstanding of 136,191,400 ADR shares) and surrender DRs to withdraw Underlying Shares.

D.	Confirmation date for balance of DRs: August 23, 2005

•	Status of Underlying Shares for ADRs

(Unit: 1 Common Share)

Total number of Underlying Shares issued for ADRs (A)	Conversion from ADRs		Conversion to ADRs		Net (B)	Balance of Underlying Shares issued for ADRs on current disclosure date (A – B)

66,175,700 1)	23,900,719 [2]	)	2,395,165 [3]	)	21,505,554	44,670,146

1) 66,175,700	=	24,960,000 (issued on IPO date of July 23, 2004) + 1,715,700 (issued pursuant to the over-allotment option on September 8, 2004) + 39,500,000 (issued on July 27, 2005 in connection with our follow-on offering of primary shares and the sale of our common shares by Philips Electronics, one of our principal shareholders)

2) 23,900,719	=	3,269,709 (conversion from July 23, 2004 to October 26, 2004) + 3,254,290 (conversion from October 27, 2004 to November 29, 2004) + 3,332,423 (conversion from November 30,
2004 to January 17, 2005) + 3,513,150 (conversion from January 18, 2005 to
February 25, 2005) + 3,272,445 (conversion from February 26, 2005 to April 11, 2005)
+ 3,593,682 (conversion from April 12, 2005 to August 2, 2005) + 3,665,020 (conversion from August 3, 2005 to August 23, 2005)

3) 2,395,165	=

225,520 (conversion from July 23, 2004 to October 26, 2004) + 30,000 (conversion from October 27, 2004 to November 29, 2004) + 346,700 (conversion from November 30,

2004 to January 17, 2005) + 623,240 (conversion from January 18, 2005 to February 25,

2005) + 20,350 (conversion from February 26, 2005 to April 11, 2005)

+ 707,695 (conversion from April 12, 2005 to August 2, 2005) + 441,660 (conversion from August 3, 2005 to August 23, 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: August 23, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer